SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                       Pioneer Hi-Bred International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $ 1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    723686101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Bill DeMeulenaere, 400 Locust St., Suite 800, Des Moines, IA 50309
                                 (515-248-4820)
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723686101               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Randall Clark Wallace
      SS# ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        950,704
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            14,336,203
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               950,704
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,336,203
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,286,907
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

            This Schedule 13D is being filed to report the ownership of 15,286,907 shares of Common Stock of Pioneer.

Item 1. Security and Issuer.

            This Schedule 13D relates to Common Stock, $1.00 par value ("Common Stock"), of Pioneer Hi-Bred International, Inc., an Iowa corporation ("Pioneer"), the principal executive offices of which are located at 400 Locust Street, Suite 800, Des Moines, Iowa 50309.

Item 2. Identity and Background.

      (a)   Name of person filing: Randall Clark Wallace

      (b)   Address of principal business office or, if none, residence:

            43 W. 13th Street, Apt. 3F
            New York, New York 10011

      (c)   The Reporting Person is a commercial photographer.

      (d) The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

      (e) The Reporting Person has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order finding violations of or enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws

      (f)   Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

            On 2nd day of December, 1998 Robert B. Wallace ("Mr. Wallace"), the father of the Reporting Person, executed a Power of Attorney appointing the Reporting Person along with three (3) other persons as his Attorneys-in-Fact, to act collectively or separately on his behalf. Mr. Wallace had filed Schedule 13G with the Securities and Exchange Commission in February 1988. Mr. Wallace has recently experienced failing health. The Reporting Person also holds shares of Pioneer individually, which were received as gifts or purchased with personal funds.

Item 4. Purpose Of Transaction

            The execution of the Power of Attorney was for personal business purposes.

Item 5. Interest in Securities of Pioneer.

      (a) The Reporting Person beneficially owns 15,286,907 shares of Pioneer. Based upon the shares outstanding as shown in Form 10-Q filed by Pioneer for the quarter ended May 31, 1999, the Reporting Person beneficially owns 6.4% of the outstanding stock.

      (b) Of such shares the Reporting Person has sole power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, 950,704 shares held in his own name. The Reporting Person, individually or collectively with the other attorneys-in-fact identified in the Power of Attorney, has the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, 3,813,439 shares individually held by Mr. Wallace pursuant to the Power of Attorney. Also, the Reporting Person, individually or collectively with the other attorneys-in-fact identified in the Power of

            Attorney, has the power to vote, or to direct the vote, and to dispose of, or direct the disposition of, 8,902,764 shares held in three trusts of which Mr. Wallace is co-trustee. The Reporting Person also, individually or collectively with the other attorneys-in-fact identified in the Power of Attorney, has the power to vote, or to direct the vote, and to dispose of, or direct the disposition of, 1,620,000 shares held by the Wallace Global Fund, of which Mr. Wallace is a director.

      (c) The Reporting Person named in Item 2 of Schedule 13D has effected during the past 60 days the following transactions in the Common Stock of Pioneer:

                   Sale of 2,580 shares on August 6, 1999
                   Sale of 2,500 shares on August 19, 1999
                   Sale of 6,500 shares on September 7, 1999
                   Sale of 7,800 shares on September 10, 1999

      (d) The Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held individually by him. The Reporting Person, as Attorney-in-Fact for Mr. Wallace, individually or collectively with the other attorneys-in-fact identified in the Power of Attorney, has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the shares held individually by Mr. Wallace. Also, the Reporting Person, as Attorney-in-Fact, individually or collectively with the other attorneys-in-fact identified in the Power of Attorney, has the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares held by three trusts and the Wallace Genetic Foundation.

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Pioneer.

            Not applicable.

Item 7. Material to be filed as Exhibits.

      (a) Copy of the Power of Attorney appointing the Reporting Person as Attorney-in-Fact.

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    /s/ Randall Clark Wallace
                                    ------------------------------------
                                    Randall Clark Wallace
                                    Individually and as Attorney-in-Fact

      KNOW ALL MEN BY THESE PRESENTS, that I, ROBERT B. WALLACE, of Bucks County, Pennsylvania, (Social Security Number ###-##-####) do hereby appoint my wife, RAISA SCRIABINE, and my sons, ROBERT BRUCE WALLACE, HENRY SCOTT WALLACE and RANDALL CLARK WALLACE, or each or any of them, (hereinafter referred to as "my attorneys"), my attorneys for me and in my name and stead to exercise the following powers, and I intend that these powers be construed in the broadest possible manner and that my attorneys or any of them may act separately on my behalf without the joinder of the other and all third parties may rely upon the act of each or any of them:

      (1) Execution of Contracts. To enter into, perform, modify, extend, cancel, compromise, enforce, or otherwise act with respect to any contract of any sort whatsoever - including, but not limited to, leases and mortgages and nursing home, convalescent home and other health care contracts - and to pay any money or to transfer title and possession to any real or personal property that may be required to be paid or transferred by any contract or in performance of any obligation entered into or incurred by me or on my behalf.

      (2) Investments. To invest in all forms of real and personal property without any restriction whatsoever as to the kind of investment and specifically to invest in United States government bonds redeemable at par to pay federal estate taxes.

      (3) Registration of Property. To hold property unregistered or in the name of a nominee.

      (4) Personal Property. To engage in tangible personal property transactions, to buy or sell at public or private sale for cash or credit or partly for each, to exchange, pledge, lease, give or acquire options for sales or exchanges or leases, or by any other means whatsoever to acquire, dispose of, repair, alter or manage tangible or intangible personal property or any interest therein.

      (5) Real Property. To engage in real property transactions, to buy or sell at public or private sale for cash or credit or partly for each, to exchange, mortgage, encumber, lease for any period of time, give or acquire options for sales, purchases, exchanges or leases, dedicate, or by any other means whatsoever to acquire or dispose of real property or any interest therein; to partition and subdivide real property; to manage real property; to repair, alter, erect, or tear down any structure or part thereof; to file such plans, applications, or other documents in connection therewith and do such other acts as may be requested by any government or other authority having or purporting to have jurisdiction; and to transfer any real property or any interest therein into the sole name or names of my attorneys or any of them upon the signatures of each or any of them.

      (6) Securities. To engage in stock, bond or other securities transactions, to engage in commodity and options transactions, to vote in person or by proxy at any meeting, to join in any merger, reorganization, voting-trust plan or other concerted action of security holders, to make payments in connection therewith, and in general to exercise all rights of a security holder; and also to transfer any securities to the sole name or names of my attorneys or any of them upon the signatures of each or any of them.

      (7) Insurance. To engage in insurance transactions, to procure, alter, extend or cancel insurance against any and all risks affecting property and persons, and against liability, damage or claim of any sort.

      (8) Borrow Money. To borrow money in such amounts for such periods and upon such terms as my attorneys shall deem proper and to secure any loan by the mortgage or pledge of any property.

      (9) Bank Accounts, etc. To engage in banking and financial transactions with respect to any account or savings certificate in my name or in any other name for my benefit with any person or organization, to make deposits therein and withdrawals therefrom whether by check or otherwise, and to open, to continue, to close and to redeem such account or savings certificate.

      (10) Safe Deposit Boxes. To enter, either alone, together or in conjunction with any other person, any safe deposit boxes or vaults now or hereafter rented in my name, and to remove the contents thereof and place property therein; to rent and surrender any safe deposit boxes or vaults now or hereafter in my name.

      (11) Receipts and Approval of Accounts. To handle interests in estates and trusts, to receive a payment of any kind, including a bequest, devise, gift or other transfer of real or personal property to me in my own right or as fiduciary for another, and to give full receipt and acquittance therefor, or a refunding bond or indemnity agreement therefor, to approve accounts of any business, estate, trust, partnership or other transaction whatsoever in which I may have any interest of any nature whatsoever, to enter into any compromise and release in regard thereto.

      (12) Pursue Claims and Litigation. To pursue claims and litigation, to institute, prosecute, defend, compromise, or otherwise dispose of, and to appear for me in, any proceedings at law or in equity or otherwise before any tribunal for the enforcement or for the defense of any claim, either alone, together or in conjunction with other persons, relating to me or in any property of mine or any other person, or any government, and to retain, discharge and substitute counsel and authorize appearance of such counsel to be entered for me in any such action or proceeding; and to compromise or arbitrate any claim in which I may be in any manner interested, and for that purpose to enter into agreements to compromise or arbitrate, and either through counsel or otherwise to carry on such compromise or arbitration and perform or enforce any award entered in arbitration.

      (13) Retirement Plans. To engage in retirement plan transactions.

      (14) Taxes. To pursue tax matters, including all matters relating to Internal Revenue Service Forms numbered 1 through 10,000 (whether heretofore or hereafter issued), and to represent me in dealings with the Internal Revenue Service or any other taxing authority, to prepare, execute and file in my name and on my behalf any return, report, protest, application for correction of assessed valuation of real or other property, appeal, brief, claim for refund, or petition, including petition to the Tax Court of the United States and including Internal Revenue Service Forms numbered 1 through 10,000 (whether heretofore or hereafter issued), in connection with any tax imposed or purported to be imposed by any government, authority or agency, or claimed, levied or assessed by any government, authority or agency and to pay any such tax and to obtain any extension of time for any of the foregoing; to receive and inspect confidential tax information, to perform any and all acts that I can perform with respect to any tax matter in which I am involved and to receive, endorse and cash refund checks on my behalf; to execute waivers or consents agreeing to a later determination and assessment of taxes than is provided by any statute of limitations, to execute waivers of restrictions on the assessment and collection of deficiency in any tax; to execute closing agreements and all other documents, instruments and papers relating to any tax liability of mine of any sort; to institute and carry on either through counsel or otherwise any proceeding in connection with contesting any such tax or to recover any tax paid, or to resist any claim for additional tax or any proposed assessment or levy thereof, and to enter into any agreements or stipulations for compromise or other adjustments or disposition of any tax.

      (15) Employment of Agents, etc. To employ accountants, attorneys-at-law, investment counsel, agents, servants, and others, and to remove them and to appoint others in their places, and to pay them such remuneration as my attorneys or any of them shall deem proper.

      (16) Execution of Documents, etc. To execute, deliver, file for record, cancel, modify, endorse, acquire or dispose of any instrument, including, without limitation, stock and bond powers, vehicle registrations, financing statements and related filing documents, applications for social security benefits for myself or any of my dependents, reports of any sort to any government, authority or agency, as required or permitted by law, deeds with or without covenants or warranties, and any other document appropriate for carrying out any of the foregoing powers.

      (17) Gifts and Estate Planning. To make gifts to individuals which shall not exceed the amounts permitted to be excluded from federal gift tax under Sections 2503(c) and 2503(e) of the Internal Revenue Code of 1986, as amended, including my attorneys, or charities; to create, amend or make additions to, any inter vivos trust, either revocable or irrevocable, whether or not the trust is for my benefit; to withdraw or receive the income or corpus of a trust; to disclaim or release any interest in property, either vested or contingent, I might have in any estate or trust.

      (18) Fiduciary Positions. To renounce or resign from any fiduciary position, whether commercial or equitable, to which I may be appointed or in which I am now serving, and, if needed, to file a formal accounting or enter into a settlement by receipt and release in connection with such resignation.

      (19) Health Care. To authorize my admission to a medical, nursing, residential or similar facility and to enter into agreements for my care; to authorize medical and surgical procedures and to withhold consent to such procedures; and to see to the carrying out of the provisions of any "Living Will" or similar document signed by me.

      (20) Government Benefits. To apply for government benefits, and to receive such benefits.

      (21) General. And generally to transact all my business, and to manage all my property and affairs, as completely as I myself might do if personally present; and to do all things which my attorneys or any of them shall deem proper in order to carry out any of the foregoing powers.

      This power of attorney shall not be affected by my disability and shall be governed by the laws of the Commonwealth of Pennsylvania.

      My attorneys or any of them shall have full power of substitution and revocation, and such substitution or revocation may relate to, or be limited to, any one or more or all of the foregoing acts or powers, or limited as to time or in any other respect as my attorneys or any of them shall deem proper, and shall include the power to name one or more successors, who shall be my attorneys if there is no successor named herein who so serves as indicated by a written statement by my attorney-at-law; and each successor who serves shall likewise have the same power.

      I hereby ratify and confirm all that my attorneys or any of them or the substitute or substitutes, or successor or successors, thereof appointed by my attorneys or any of them or by me shall lawfully do or cause to be done by virtue hereof.

      Executed December 2, 1998.


                          /s/ Robert B. Wallace (SEAL)
                          ----------------------------
                                Robert B. Wallace

Witness

/s/ Patricia A. Neil
--------------------


DISTRICT OF COLUMBIA    )
                        )  SS
CITY OF WASHINGTON      )

      On this 2nd day of December 1988, before me the undersigned officer, personally appeared ROBERT B. WALLACE, known to me (or satisfactorily proven) to be the person whose name is subscribed to the foregoing instrument, and acknowledged that he executed it for the purposes therein contained.

      Witness my hand and official seal the day and year aforesaid.


                              /s/ Patricia A. Neal
                              --------------------
                                  Notary Public

                    My Commission Expires September 30, 2003